

July 2, 2015

Via e-mail
Xinfu Hu
Chief Executive Officer
Fuling Global Inc.
Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People's Republic of China 317511

    Re: Fuling Global Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted June 18, 2015
           CIK No. 0001637921

Dear Mr. Hu:

We have reviewed your draft registration statement and have the following comments.

Consolidated Financial Statements

General

1. We read your response to comment 73 in our letter dated April 29, 2015 and note that you currently have one reportable segment. However, it continues to appear to us that you should provide the entity-wide information required by ASC 280-10-50-40 and 50-41. We note that these disclosures apply to all public entities, including those that have a single reportable segment. We also note similar disclosures are provided in your filing but are also required in the notes to your financial statements.

Note 1 – Organization and Description of Business, page F-6

2. Please clarify if there are assets of the consolidated variable interest entity (Domo) that can only be used to settle obligations of the consolidated VIE or liabilities for which creditors do not have recourse to your general credit. Please disclose the carrying amount and classification of the VIE's assets and liabilities and any other disclosures required by ASC 810-10-50-14.

Note 13 – Subsequent Events, page F-21

3. We note that your financial statements were available for issuance on February 27, 2015 and that you have evaluated subsequent events through the date the financial statements were issued. Please disclose the specific date through which subsequent events have

been evaluated. In this regard, we note that certain footnotes were updated and the auditor's report was dual dated. Please refer to ASC 855-10-50-1.

You may contact Mindy Hooker at (202)551-3732 or Anne McConnell at (202)551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Anthony W. Basch, Esq. (*via e-mail*)
        Kaufman & Canoles, P.C.